Filed by The Brink’s Company (Commission File No. 001-09148)

pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”)

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: NCR Atleos Corporation

Commission File No.: 001-41728

The following communications are being filed in connection with the proposed acquisition (the “Transaction”) of NCR Atleos Corporation (“NCR Atleos”) by The Brink’s Company (“Brink’s”).

The following Q&A were made available in connection with the Transaction:

General

1.	What is the strategic rationale for the acquisition?
•	Acquiring NCR Atleos positions Brink’s to accelerate its growth in high-margin AMS and DRS businesses, expanding into large, under-penetrated AMS and DRS addressable markets.
•	The transaction positions us to expand our capabilities, broaden our services, and improve the integration of activities across the ATM value chain. This will help us drive faster growth in AMS and ATM outsourcing with a better value proposition to our customers at a lower cost to serve and provide better service quality through more efficient orchestration of resources.
•	We believe increased shareholder value will result from enhanced growth, improved margins, and better FCF conversion as we streamline overhead and optimize capital expenditures.
•	The acquisition is expected to drive growth by enhancing the value we bring to our customers – bringing together two complementary, trusted and globally recognized financial technology infrastructure providers to better serve banking and retail customers.
•	It is also expected to accelerate our value-creation strategy and position the combined company to better serve the changing needs of our banking and retail customers by providing adjacent services across the ATM value chain.
•	Ultimately, this is about our ability to provide the solutions our customers need in the marketplace.
o	This is better for our banking customers, as they will have access to vertically integrated solutions that will lower our cost to serve and simplify ATM ownership with single-vendor solutions.
o	This is better for our retail customers because the combined business will be able to safely and securely streamline the entire cash and payments ecosystem within stores. We expect to be able to optimize routing and scheduling, sharing productivity from our improved cost structure to our customers.

2.	Does this signal a change in Brink’s strategy or long-term financial objectives?
•	No. We believe this acquisition is aligned with Brink’s long-term value creation strategy. It will position us to accelerate Brink’s growth in the high-margin AMS and DRS businesses, which are core to the company’s value creation strategy.
•	The transaction positions us to accelerate growth, expand our capabilities, and strengthen our commitments to cost optimization and shareholder value.

3.	What makes Brink’s and NCR Atleos complementary?
•	NCR Atleos’ leading software, services, and large and globally installed ATM base are a complementary strategic fit with Brink’s cash management and logistics network, with both companies providing adjacent services across the ATM value chain.
•	By combining NCR Atleos with Brink’s, the new company can better serve its financial and retail customers through efficiencies and expanded service.
o	Each is a user of services provided by the other – NCR Atleos benefits from Brink’s cash logistics expertise, while Brink’s leverages NCR Atleos’ software and ATM management capabilities.
o	Specifically, the standard retail floor (i.e., Target, BP, CVS, Walgreens) has ATMs, cash registers and smart safes that NCR Atleos and Brink’s currently serve separately. Together, the combined company can serve the same retail store with one contract by combining services that leverage both the AMS and DRS businesses. Better orchestration of resources enables a lower cost to serve by reducing duplication and optimizing operations.
•	We believe the combined company will have a strong foundation of recurring, subscription-based revenue, serving a large and globally installed base of ATMs to deliver software, maintenance, repairs, cash logistics, and total ATM outsourcing services.
•	NCR Atleos’ strength in end-to-end ATM Management, services expertise, and outsourcing software (ATMaaS), combined with Brink’s cash logistics network and the fast-growing AMS and DRS business, creates a leader in financial technology infrastructure.

4.	Brink’s organic strategy is working well. Why is now the right time to pursue this acquisition?
•	While we have been very pleased with our performance, we know there is more we can do to build on this momentum and accelerate our growth and value creation even further.
•	The cash technology infrastructure landscape is rapidly evolving and customer needs are changing. This combination will allow us to serve our customer base more efficiently and provide them with even more value-added services.
•	Brink’s commitment to growth across both AMS and DRS businesses makes NCR Atleos an ideal strategic fit given their leading software, services, and large installed ATM base in the financial institutions and retail stores that Brink’s already serves.
•	This combination is designed to solidify our growth outlook in AMS and DRS.

5.	How did the transaction come about? Was NCR Atleos on the market and did its Board run an official sale process?
•	NCR Atleos is a company we know well for its strong reputation in the industry, broad customer base and complementary services. We have also partnered with NCR Atleos in various capacities, as vendors and subcontractors.
•	Tim Oliver, CEO of NCR Atleos, and his team have done a great job building NCR Atleos post-spin off from former parent company NCR, and we share a strong cultural focus on customer experience and continuous improvement through lean operations.
•	The full details of the transaction process will be available in the joint proxy statement/prospectus, which will be filed in the future and we encourage you to read it when it becomes available.

6.	Did Brink’s look at/consider acquiring other ATM manufacturers before reaching this agreement?
•	We have a tremendous leadership team that evaluates a number of strategic options at any given time with the goal of accelerating our growth and creating shareholder value.
•	Both Brinks and NCR Atleos share a strong cultural focus on customer excellence and continuous improvement.
•	NCR Atleos’ strength in end-to-end ATM Management services and outsourcing software (ATMaaS), combined with Brink’s cash logistics network and the fast-growing AMS and DRS business are a strong strategic fit.
•	Beyond that, we aren’t going to comment on specific hypotheticals outside of our agreement with NCR Atleos, which we are thrilled about.
•	The full details of the transaction process will be available in the joint proxy statement/prospectus, which will be filed in the future, and we encourage you to read it when it becomes available.

7.	Are Brink’s and NCR Atleos shareholders voting on the same aspects of the transaction? If not, how do they differ?
•	Brink’s shareholders will vote to approve the issuance of shares of its common stock as part of the transaction consideration to be paid to NCR Atleos’ shareholders, among other things.
•	NCR Atleos shareholders will vote to approve the sale of NCR Atleos to Brink’s, among other things.

8.	What are the key risks to completing the transaction? Are there antitrust concerns? Would Brink’s be required to pay a termination fee to NCR Atleos if you don’t receive regulatory approval? Will Brink’s be required to make any divestitures in connection with the regulatory approval process?
•	We’re confident in the complementary nature of the combination.
•	We are well advised and are committed to working through the regulatory clearance process together with our advisors and in accordance with the merger agreement.
•	Details of the transaction can be found in our filings, including the merger agreement and Form 8-K summarizing the merger agreement.

9.	Who will lead the combined business and what will the governance structure be? Will there be any changes to the Brink’s board?
•	Mark Eubanks and Kurt McMaken will serve as Chief Executive Officer and Chief Financial Officer, respectively, of the combined company.
•	Upon closing, one mutually agreed independent director from the NCR Atleos Board of Directors will join the Brink’s Board of Directors.

10.	Where will the company be headquartered? Will Brink’s maintain its presence in Richmond? Will NCR Atleos maintain its presence in Atlanta?
•	The combined company’s principal executive offices will be in Richmond, Virginia (USA).
•	Mark Eubanks, and Kurt McMaken and the rest of the Brink’s leadership team will continue to be based in Dallas, Texas (USA).
•	With a truly global footprint of 140+ countries, we will continue to have a robust presence in many locations.
•	Further details on corporate office locations will be shared as integration planning continues.

11.	What is the expected timing for the acquisition to close, and what approvals are required?
•	The transaction has been unanimously approved by the boards of directors of both companies and is expected to close in the first quarter of 2027, subject to customary closing conditions, including regulatory approvals and the approval of both companies’ shareholders.

12.	What are the key integration plans and risks? Who will oversee it and how long will it take?
•	We are confident in our ability to integrate these businesses.
•	Brink’s and NCR Atleos share similar customer bases and cultures, so the companies expect that the integration process will run smoothly.
•	Brink’s and its management team have experience integrating large distributed-service businesses (G4S and Dunbar).
•	Integration and the realization of synergies will be managed by leaders from both companies in accordance with the merger agreement, and we intend to provide updates at the appropriate time on that process.
•	Until the transaction closes, it is business as usual. We will continue to operate independently and work to meet our customers’ needs.
•	Details of the transaction can be found in our filings, including the merger agreement and Form 8-K summarizing the merger agreement.

13.	What does Brink’s expect the reaction to be from its competitors? Is the company concerned about the potential for customer churn?
•	We did this deal to provide superior solutions to our customers.
o	This is better for our banking customers, as they will have vertically integrated solutions that will lower our cost to serve and simplify ATM ownership with single-vendor solutions.
o	This is better for our retail customers because the combined business will be able to safely and securely streamline the entire cash and payments ecosystem within stores. We expect to be able to optimize routing and scheduling, sharing productivity from our improved cost structure to our customers.
•	We aren’t going to speculate on potential reaction (or lack thereof) from our competitors but are confident the solutions we will be able to provide are compelling.

14.	What will happen until the deal closes?
•	Until the transaction closes, Brink’s and NCR Atleos will continue to operate as separate companies, subject to the terms of the merger agreement.
•	Details of the transaction can be found in our filings, including the merger agreement and Form 8-K summarizing the merger agreement.

15.	Are you keeping the NCR Atleos brand?
•	Both Brink’s and NCR Atleos are well-known brands with long histories of innovation and trust in the financial technology and outsourcing services space.
•	Until closing, our companies and brands will continue to operate independently.
•	Once closed, we will thoughtfully work through the integration process to determine how we best go to market as a combined entity.
•	Our primary goal is to ensure that our brand strategy reflects the enhanced value and expanded capabilities we are bringing to our customers globally.

16.	Is Brink’s prepared to pay more if an interloper emerges?
•	We’re not going to comment on hypotheticals. We’re confident in the merits of our proposed transaction and are focused on ensuring that it successfully closes.

Shareholders

17.	Why is this a good deal for Brink’s and NCR Atleos shareholders?
•	Meaningful strategic benefits:
o	The transaction positions Brink’s to accelerate our growth in our high-margin AMS and DRS businesses, expanding into large, under-penetrated AMS and DRS addressable markets.
o	The acquisition enhances Brink’s ability to deliver complementary customer solutions to retailers and banks, and accelerates our value creation strategy by incorporating NCR Atleos’ leading software, services, and large installed ATM base into Brink’s cash management and AMS and DRS businesses.
•	Value creation drivers:
o	Stronger financial profile:[1] The combined company is expected to deliver mid-single-digit organic revenue growth with greater recurring revenue and ~20% adjusted EBITDA margins, as well as strong and improving free cash flow. The combined company is anticipated to represent approximately $10 billion in total revenue and $2 billion in adjusted EBITDA and to generate approximately $1 billion in free cash flow.
o	Enhanced revenue streams: We believe the combined company will have a strong foundation of recurring, subscription-based revenue, serving a large and globally installed base of ATMs to deliver software, maintenance, repairs, cash logistics, and total ATM outsourcing services.
o	Cost synergy realization: Brink’s expects to realize $200 million in annual run-rate cost synergies within three years.[2]
o	Strong accretion and returns: The transaction is expected to be highly accretive to earnings, including at least 35% accretive to EPS,[3] and enhance long-term financial results and capital allocation flexibility.
o	Balance sheet flexibility: The combination is expected to generate strong free cash flow, enabling the combined company to rapidly reduce net leverage into a targeted range of 2.0-3.0x by the end of 2027.[4]
•	Ultimately, this is about our ability to provide the solutions our customers need in the marketplace.
o	This is better for our banking customers, as they will have access to vertically integrated solutions that will lower our cost to serve and simplify ATM ownership with single-vendor solutions.
o	This is better for our retail customers because the combined business will be able to safely and securely streamline the entire cash and payments ecosystem within stores. We expect to be able to optimize routing and scheduling and share productivity from our improved cost structure to our customers.

1 Combined company financial data is based on 2026 (for all metrics other than free cash flow) or 2027 (for free cash flow) consensus estimates for Brink’s and NCR Atleos is provided for illustrative purposes only and excludes the effects of transaction synergies, unless otherwise specified.

2 Presented on a pre-tax basis.

3 Calculated using 2027 consensus estimates for Brink’s and NCR Atleos’ Net Income.

4 Assuming closing occurs in Q1 2027.

18.	Why is 2.0-3.0X the right leverage range for Brink’s?
•	That is a level we believe provides flexibility to execute our long-term capital allocation priorities.
•	We’re always open to exploring operating at different leverage profiles when it may strategically make sense, like our deal with NCR Atleos, but over the long-term that’s where we feel comfortable.

19.	Why is Brink’s using so much stock as part of the transaction?
•	The mix of cash and stock consideration is intended to balance leverage and dilution objectives and deliver a premium and shared upside from synergies to NCR Atleos shareholders.

20.	If Brink’s is issuing stock, why not issue enough to keep leverage below 3.0x to help enable quicker shareholder returns?
•	We have been very thoughtful in our financing structure to both maintain a leverage profile we can comfortably operate with and that we believe we can reduce quickly, while also mitigating any dilution impact to current Brink’s shareholders.

21.	What is the implied transaction value and per share premium?
•	The implied transaction value is approximately $6.6 billion, comprised of 13.3 million shares of Brink’s common stock, $2.2 billion in cash, and the assumption of approximately $2.6 billion of NCR Atleos’ indebtedness.
•	Brink’s will acquire each outstanding share of NCR Atleos for $30 in cash and 0.1574 shares of Brink’s common stock, which, based on Brink’s closing share price on February 25, 2026 of $129.58, reflects an implied value of $50.40 per share of NCR Atleos. The implied value of the per share merger consideration represents a premium of approximately 24% over NCR Atleos’ closing share price on February 25, 2026, and a premium of 26% over NCR Atleos’ 30-day VWAP.
•	The mix of cash and stock consideration is intended to balance leverage and dilution objectives and deliver a premium and shared upside from synergies to NCR Atleos shareholders.

22.	How is the cash portion of the transaction consideration being financed?
•	The cash portion of the purchase price will be financed with a combination of cash on the balance sheet and new debt raised. Brink’s has obtained $4.5 billion in committed bridge financing from Morgan Stanley Senior Funding.

23.	What will the combined company’s financial metrics look like?
•	The combined business is expected to have an attractive financial profile, with expected organic revenue growth in the mid-single digits, a large base of recurring revenue growth, and meaningful adjusted EBITDA margin expansion potential.
•	Illustratively, the combined company would:[5]
o	Represent approximately $10 billion in total revenue and $2 billion in adjusted EBITDA, with adjusted EBITDA margins of approximately 20%, delivering roughly $1 billion of free cash flow before dividends.
•	The combined business expects to rapidly reduce net leverage into a targeted range of 2.0x–3.0x by the end of 2027.[6]

5 Combined company financial data is based on 2026 (for all metrics other than free cash flow) or 2027 (for free cash flow) consensus estimates for Brink’s and NCR Atleos is provided for illustrative purposes only and excludes the effects of transaction synergies, unless otherwise specified.

6 Assuming closing occurs in Q1 2027.

24.	What are the expected financial returns and metrics for the combined company?
•	The transaction is expected to be at least 35% accretive to EPS[7] based on 2027 consensus estimates for NCR Atleos Net Income and $200M of annual run-rate cost synergies, expected to be realized within three years[8].

25.	What are the expected synergies from the transaction?
•	Brink’s expects to realize $200 million[8] of annual run-rate cost synergies within three years, including an estimated $105 million of SG&A savings and $70 million of service network and infrastructure savings, with the balance attributable to procurement and IT efficiencies.

26.	What are your plans for the combined company dividend?
•	Until we close, we don’t anticipate any change to Brink’s existing dividend policy, We’ll provide further updates on the combined company dividend profile when available.

27.	How does this transaction impact Brink’s market share/TAM?
•	Acquiring NCR Atleos will position Brink’s to more quickly achieve its goal of expanding into large, evolving and under-penetrated AMS and DRS addressable markets.

28.	What will the ownership breakdown be after the transaction closes?
•	Post-closing, Brink’s shareholders will own approximately 78%, and NCR Atleos shareholders will own approximately 22%, of the outstanding shares in Brink’s common stock.

29.	Have you given thoughts to future segment reporting? Brink’s is geographic, while NCR Atleos is by line of business.
•	It’s too early to comment on this at this point, but we are committed to providing investors with the information necessary to make educated investing decisions about the combined company.

30.	How familiar are you with the NCR Atleos business performance over the last several quarters? The network business has been struggling, why do you think you can turn that around?
•	NCR Atleos is a company we know well for its strong reputation in the industry, broad customer base and complementary services. We also have partnered with NCR Atleos in various capacities, as vendors and subcontractors.
•	Tim Oliver and his team have done a great job building NCR Atleos post-spin off, and we share a strong cultural focus on customer experience and continuous improvement through lean operations.
•	We believe combining the businesses will create new opportunities for growth – including in NCR Atleos’ network business.
•	The acquisition is expected to deliver mid-single-digit organic revenue growth with greater recurring revenue and significant adjusted EBITDA margin expansion potential, as well as strong and improving free cash flow.
•	We believe the combined company will have a strong foundation of recurring, subscription-based revenue, serving a large and globally installed base of ATMs to deliver software, maintenance, repairs, cash logistics, and total ATM outsourcing services.
•	We are confident in our ability to integrate the business and capture synergies as we move forward.

7 Calculated using 2027 consensus estimates for Brink’s and NCR Atleos’ Net Income.

8 Presented on a pre-tax basis.

Employees

31.	How will the acquisition impact/benefit employees?
•	Combining Brink’s and NCR Atleos is expected to create additional scale and diversification to support Brink’s long-term value creation strategy and further position the combined business for long-term success in enhanced customer solutions.
•	As such, we expect to offer expanded global career and development opportunities, leveraging Brink’s global operating platform and NCR Atleos’ technology leadership across 140 countries.

32.	Will there be any workforce reductions? Will any roles change?
•	We are committed to continuously evaluating our talent and structure over time. There are no changes today and we intend to be as transparent as possible about any future changes.

33.	What does this mean for employee compensation and benefits?
•	Nothing is changing today, and we do not foresee any immediate changes to your salary or benefits as a result of the completion of the acquisition.

34.	What should employees tell customers?
•	Employees should assure customers that Brink’s and NCR Atleos will continue to operate independently until the transaction closes.

35.	Will the acquisition impact the transformation process we've been going through?
•	No, Brink’s will continue to focus on its ongoing transformation initiatives.

36.	What should employees do if contacted by the media?
•	Employees should refer all media inquiries to Kelly McNeff, VP of Corporate Communications.
•	Please direct any media to send an email to BrinksMedia@brinks.com or +1-469-549-6555 and not comment directly.

Customers and partners

37.	How will the acquisition benefit customers and partners?
•	The transaction would allow the combined company to provide a broader, more cost-efficient set of services for our customers.
•	The acquisition will greatly enhance Brink’s ability to serve customers through an expanded technology platform, complementary set of capabilities, and additional benefits.
•	Ultimately, this is about our ability to provide the solutions our customers need in the marketplace.
o	This is better for our banking customers, as they will have access to vertically integrated solutions that will lower our cost to serve and simplify ATM ownership with single-vendor solutions.
o	This is better for our retail customers because the combined business will be able to safely and securely streamline the entire cash and payments ecosystem within stores. We expect to be able to optimize routing and scheduling, sharing productivity from our improved cost structure to our customers.
•	Brink’s commitment to industry-leading security, reliability, and customer service will remain unchanged.

38.	Is Brink’s performing integrated AMS/DRS anywhere else already? If so, how is it working? Why does Brink’s need NCR Atleos to pursue this strategy?
•	This is an area where Brink’s has begun to deploy services and offerings, though acquiring NCR Atleos is expected to provide us with the ability to move far more quickly and efficiently given their larger pool of existing customers.

39.	How will existing contracts be handled? Will there be any changes to the agreements and pricing they have in place?
•	Nothing is changing today. Customers and partners are expected to continue to receive uninterrupted service.

40.	How will the acquisition impact Brink’s geographic footprint and market position?
•	The combined company will have a global footprint across more than 140 countries, creating greater geographic scale and strengthening our position as a leading cash infrastructure technology services provider for banking and retail customers.

41.	How will the transaction change Brink’s pricing?
•	We’re excited to potentially offer a broader set of services to customers through this acquisition and to be able to do so more efficiently than through separate providers.
•	Ultimately, this is about our ability to provide the solutions our customers need in the marketplace.
o	This is better for our banking customers, as they will have access to vertically integrated solutions that will lower our cost to serve and simplify ATM ownership with single-vendor solutions.
o	This is better for our retail customers because the combined business will be able to safely and securely streamline the entire cash and payments ecosystem within stores. We expect to be able to optimize routing and scheduling, sharing productivity from our improved cost structure to our customers.
•	While we continue to operate independently until closing, we look forward to the enhanced value we can offer customers. After we close, we will be in close touch surrounding the details of our combined offering.

42.	How will the acquisition expand service offerings?
•	The combined business is expected to offer a broader range of services and more integrated solutions across both physical and digital channels.
•	Specifically, the combined company will establish greater scale and geographic depth, with an improved ability to serve financial institutions, governments, retailers, and independent ATM operators through an integrated set of expanded technology, logistics, and service capabilities across a global footprint of more than 140 countries.
•	Ultimately, this is about our ability to provide the solutions our customers need in the marketplace.
o	This is better for our banking customers, as they will have access to vertically integrated solutions that will lower our cost to serve and simplify ATM ownership with single-vendor solutions.
o	This is better for our retail customers because the combined business will be able to safely and securely streamline the entire cash and payments ecosystem within stores. We expect to be able to optimize routing and scheduling, sharing productivity from our improved cost structure to our customers.

43.	Does this change your “vendor agnostic” approach to your customer offering?
•	Until transaction closes, it is business as usual. Nothing is expected to change regarding our relationships with our customers, partners or suppliers or our individual go-to-market strategies. We will continue to operate independently and work with a variety of suppliers to meet our customers’ needs.
•	Looking ahead, we will thoughtfully work to integrate our businesses with the goal of maximizing the value we bring to our customers. Our focus remains on providing the most efficient, integrated, and effective solutions for our customers.

Suppliers

44.	How will the acquisition benefit suppliers?
•	The transaction would allow the combined company to provide a broader, more cost-efficient set of services, enabling more touch points and opportunities to work with trusted suppliers around the globe.
•	The acquisition will greatly enhance Brink’s ability to work collaboratively with our suppliers through an expanded technology platform, complementary set of capabilities, and additional benefits.
•	Brink’s commitment to industry-leading security, reliability, and supplier partnerships will remain unchanged.

45.	How will existing contracts be handled? Will there be any changes to the agreements in place?
•	Until closing, we continue to operate as independent companies and nothing is changing to current contracts.

46.	Do you plan to manufacture DRS devices now?
•	Until we close, we continue to operate as independent companies.
o	We maintain strong relationships with many vendors for DRS devices and we expect that to continue.
•	Post closing, we will evaluate manufacturing decisions that are in the best interest of our customers and shareholders.

47.	How will the acquisition impact Brink’s geographic footprint and market position?
•	The combined company will have a global footprint across more than 140 countries, creating greater geographic scale and strengthening our position as a leading technology services provider for banking and retail customers.

48.	How will the acquisition expand service offerings?
•	The combined business is expected to offer a broader range of services and more integrated solutions across both physical and digital channels.
•	Specifically, the combined company will establish greater scale and geographic depth, with an improved ability to serve financial institutions, governments, retailers, and independent ATM operators through an integrated set of expanded technology, logistics, and service capabilities across a global footprint of more than 140 countries.
•	Ultimately, this is about our ability to provide the solutions our customers need in the marketplace.
o	This is better for our banking customers, as they will have access to vertically integrated solutions that will lower our cost to serve and simplify ATM ownership with single-vendor solutions.
o	This is better for our retail customers because the combined business will be able to safely and securely streamline the entire cash and payments ecosystem within stores. We expect to be able to optimize routing and scheduling, sharing productivity from our improved cost structure to our customers.

49.	Does this change your “supplier agnostic” approach to your customer offering?
•	Until transaction closes, it is business as usual. Nothing is expected to change regarding our relationships with our customers, partners and suppliers or our individual go-to-market strategies. We will continue to operate independently and work with a variety of suppliers to meet our customers’ needs.
•	Looking ahead, we will thoughtfully work to integrate our businesses with the goal of maximizing the value we bring to our customers. Our focus remains on providing the most efficient, integrated, and effective solutions for our customers.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the proposed transaction with NCR Atleos Corporation (“NCR Atleos”) (the “Transaction”); the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the Transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink's or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this document is representative only as of the date of this document and Brink's and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this document or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transaction, Brink’s will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s and NCR Atleos’ respective shareholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com, or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_def14a.htm), and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdef14a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transaction when it is filed with the SEC.

The following email was sent to employees in connection with the Transaction:

From: Mark Eubanks, Brink’s CEO

Subject: A Message from Brink’s CEO, Mark Eubanks

Team Brink’s,

I’m reaching out to share some exciting news! Moments ago, we announced that Brink’s has reached an agreement to acquire NCR Atleos. I’m sure many of you are familiar with NCR Atleos as one of the most trusted financial technology and ATM services providers in the industry.

I want to take a moment to share with you all why I’m so excited about this acquisition and explain what it means for us.

What This Means for Our Business

First and foremost, this acquisition strengthens our company and sets the stage for Brink’s to grow in this competitive marketplace.

By joining forces with NCR Atleos, we’re bringing together two complementary businesses to enhance our operations and deliver even better, more cost-efficient service to our customers. We believe NCR Atleos’ industry-leading ATM software, services, and globally installed base will fit seamlessly with our business lines, making us stronger as a company and increasing the value we can provide our customers.

Importantly, our agreement to acquire NCR Atleos will help us accelerate our value creation strategy by combining our fast-growing AMS and DRS businesses alongside NCR Atleos’ globally installed base of ATMs, adding new retail customer locations to our footprint. With this expanded reach, we’ll be able to offer banking and retail customers a wider range of solutions, strengthening relationships and opening up new opportunities.

However, it’s not only about the products – the Brink’s and NCR Atleos cultures are closely aligned. With our shared focus on customer success, continuous improvement, and managing the interface between physical and digital payments to enable ease of cash acceptance and use, I truly believe this combination will bring out the best in all of us, and I’m excited for what’s ahead.

What This Means for You

I am confident that this acquisition creates a stronger, more competitive Brink's with enhanced capabilities positioned for long-term success, which will better serve both you and our customers.

As we bring our two organizations together, I want you to know we anticipate that this acquisition will open up exciting new opportunities for employees from Brink’s and NCR Atleos. We expect to offer expanded career and development opportunities by leveraging Brink’s global operating platform and NCR Atleos’ leadership in technology and manufacturing.

We will also be raising the bar on innovation and excellence across our business. By combining NCR Atleos’ global ATM services and software with Brink’s global cash management expertise and route-based infrastructure, we are leveraging our highly complementary fit to strengthen our position and drive long-term success across the financial technology infrastructure space.

Looking Forward

This is an exciting moment in the Brink’s story, but it is also critical to understand that today’s announcement is just the first step in a transaction that is expected to close in the first quarter of 2027 (subject to the completion of customary closing conditions, including regulatory approvals and approval by Brink’s and NCR Atleos’ shareholders). Until the transaction closes, Brink’s and NCR Atleos will continue to operate as separate companies. It is business as usual.

It is only natural that an announcement like this might raise questions. As we work through this process, we won’t have every answer immediately, but I can assure you that we will take a thoughtful and deliberate approach to all parts of the integration. Rest assured that you will continue to hear directly from me and the leadership team as milestones are reached.

If you have further questions, please direct them to your leader.

Today’s announcement will also likely generate significant interest from our key stakeholders. If you receive any external inquiries, do not comment directly and instead please direct them to Brink’s Media mailbox at BrinksMedia@brinks.com, our Brink’s Media Hotline at +1-469-549-6555 or directly to Kelly McNeff, VP Corporate Communications  .

Thank you for your continued commitment to excellence. I’m excited for all that is to come.

Mark

Mark Eubanks

President and CEO

Brink’s Inc.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the proposed transaction with NCR Atleos Corporation (“NCR Atleos”) (the “Transaction”); the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the Transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink's or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this document is representative only as of the date of this document and Brink's and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this document or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transaction, Brink’s will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s and NCR Atleos’ respective shareholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com, or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_def14a.htm), and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdef14a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transaction when it is filed with the SEC.

The following infographic was made available in connection with the Transaction:

BRINKS + © NCR ATLEOS Creating a Leading Financial Technology Infrastructure Company Brink’s agrees to acquire NCR Atleos in a cash and stock transaction valued at $6.6 billion The combination brings together the complementary products, services, and software of two trusted financial technology infrastructure solution providers that serve customers across the globe. Brink's global cash logistics and AMS/DRS businesses to combine with NCR Atleos' ATM management and services expertise, as well as its ATM network and outsourcing solutions. Expanding and Integrating Retail Customer Opportunities Strategic Benefits and Enhanced Customer Experiencevc vs Expanded and diversified offering Accelerated growth Positioned to provide comprehensive services and products to help customers operate more efficiently Broader, more integrated solutions across both physical and digital channels

Accelerating Growth, Unlocking Value Meaningful Cost Synergies $200M in annual run-rate cost synergies 3 expected within three years of closing ~$105M in SG&A, ~$70M in service network and infrastructure, and ~$25m in procurement Attractive Financial Profile Combined company is expected to represent ~$10B in total revenue, with adjusted EBITDA margins of -20% 1 Expected to be highly accretive to Brink’s earnings, including at least 35% accretive to EPS 2 Enhanced Revenue Streams Recurring, subscription-based revenue foundation Software, maintenance, repairs, cash logistics, and ATM outsourcing services Efficient DRS Integration Total installed base of -600,000 ATMs added to Brink's DRS business Combined network spans 140+ countries Complementary Operations Brink’s cash management and logistics network + NCR Atleos' end-to-end ATM management expertise, owned-and-operated ATM network, and fast-growing ATMaaS outsourcing solutions Strong Cash Flow and Balance Sheet Flexibility Flexibility driven by strong free cash flow Combined company expected to invest in the business, rapidly de-lever, and return capital to shareholders Transaction Details $50.40 Per share consideration consisting of $30 per share in cash + 0.1574 Brink’s shares per NCR Atleos share. 4-78% and -22% Equity stake to be held by Brink’s and NCR Atleos shareholders, respectively, in the common stock of the combined company. 24% Transaction implies a 24% premium over NCR Atleos’ closing stock price on Feb. 25, 2026 and a 26% premium over its 30-day VWAP.QI 2027 Expected close, subject to the completion of customary closing conditions, including regulatory approvals and approval by Brink’s and NCR Atleos' shareholders.

Combined company financial data is based on 2026 (for all metrics other than FCF) or 2027 (for FCF) consensus estimates for Brink’s and NCR Atleos, is provided for illustrative purposes only and excludes the effects of transaction synergies, unless otherwise specified. Calculated using 2027 consensus estimates for Brink’s and NCR Atleos' Net Income. Presented on a pre-tax basis. 4At Brink’s closing stock price of $129.58 on February 25, 2026. Forward-Looking Statements This infographic contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate," “assume," “could,” “estimate," “expect," “target," “possible," “project," “predict” “intend," “plan," "believe," “potential," “may,” “should", “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated. Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the proposed transaction with NCR Atleos (the "Transaction"); the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink's will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company's indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the Transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink's; the focus of management's time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink's or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos' ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink's or NCR Atleos' ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink's or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected. Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025 and, in each case, in subsequent filings with the SEC. The forward-looking information included in this infographic is representative only as of the date of this document and Brink's and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this document or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law. Additional Information and Where to Find It In connection with the Transaction, Brink's will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink's and NCR Atleos' respective shareholders, and (ii) a prospectus of Brink's relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink's at its website, https://us.brinks.com, or from NCR Atleos at its website, https://www.ncratleos.com. Participants in the Solicitation Brink's, NCR Atleos, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink's or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information (i) about Brink's, the directors and executive officers of Brink's and their ownership of Brink's common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_defl4a.htm), and other documents subsequently filed by Brink's with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdefl4a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink's or NCR Atleos' securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transaction when it is filed with the SEC. © Copyr.i ght 2026 Brink,s

The following social media posts were made related to the Transaction:

Brink’s Corporate LinkedIn / Facebook

We’re excited to announce our plans to acquire @NCR Atleos – uniting two trusted and globally recognized leaders in financial technology infrastructure. By combining Brink’s global cash management expertise with NCR Atleos’ deep capabilities in software, service, and ATM management, we’re setting a new standard for secure, reliable, and technology-driven solutions for banks, retailers, and communities worldwide.

We believe this move accelerates our growth strategy: expanding into new markets, deepening customer relationships, and driving value for our shareholders. With greater scale, expertise, and broader global reach, we’re poised to deliver new levels of innovation and service for our customers and partners to meet today’s evolving payments landscape.

We look forward to the opportunities ahead for our customers, partners, and teams as we strive to lead the evolution of cash services and self-service banking in an increasingly digital world.

Read more here: [LINK TO PRESS RELEASE]

Mark Eubanks LinkedIn

Repost of corporate LinkedIn

Today is an exciting day at Brink’s as we announce our proposed acquisition of @NCR Atleos, representing a significant step forward for both organizations by combining our global networks, technology, and talent to set a new standard in financial technology infrastructure.

We believe bringing together NCR Atleos’ service, software, and hardware capabilities with Brink’s secure logistics network will be a differentiator for current and prospective customers.

Together, we’ll be able to offer more integrated, technology-driven solutions to meet the growing needs of retail, banking, and independent ATM owners. This combination brings additional opportunities to grow our business with combined holistic cash payments ecosystem offerings that integrate our AMS and DRS capabilities, while creating new opportunities for our teams around the world.

I look forward to the future we’re building together.

LinkedIn Posts for ELT

Repost corporate LinkedIn post

Option 1

It’s an exciting day for everyone here at @Brink’s, as we have agreed to acquire @NCR Atleos – a transaction that brings together two complementary businesses. This combination will expand our reach across 140+ countries, and enable us to deliver even better service to our customers around the world.

Option 2

Joining forces with @NCR Atleos marks an important step forward for @Brink’s – We believe it will create significant opportunities for our employees and customers, and create significant value for shareholders. Together, we’ll have the scale, technology, and expertise to offer an even wider range of solutions for our banking and retail customers.

Option 3

The acquisition of @NCR Atleos positions @Brink’s to accelerate our growth strategy and deliver better, more comprehensive service to our customers. By combining our route-based operations with NCR Atleos' ATM management expertise and technology, we believe we will create value for our banking and retail customers and shareholders. I’m proud to be part of a team focused on operational excellence, customer success, and a commitment to continuous improvement.

Option 4

Looking forward to the next chapter as @Brink’s and @NCR Atleos join forces. Together, we’ll open up new opportunities for our teams and our customers while building greater efficiency, and enhanced solutions across our industry.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the Transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink's or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this filing is representative only as of the date of the communications included in this filing and Brink's and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this filing or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transaction, Brink’s will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s and NCR Atleos’ respective shareholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com, or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_def14a.htm), and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdef14a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transaction when it is filed with the SEC.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.